Filed by DraftKings Inc.

Commission File No. 001-38908

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Golden Nugget Online Gaming, Inc. (Commission File No. 001-38893)

The following communications were made by DraftKings Inc. to the public on August 12, 2021.

Sporticast Podcast Interview.

Published on Thursday 08/12 5:55AM

[. . .]

Eben Novy-Williams

We're speaking with Jason Robbins, CEO of DraftKings. Jason, I want to make sure we get to some other big news from DraftKings this week. On Monday, you guys announced a $1.56 billion, all stock deal, an acquisition of the Golden Nugget Online Gaming. This is a play into iGaming, online casino games. Walk us through the thinking here, obviously a big price tag, but walk us through what you're thinking about when you look to acquire a company like that.

Jason Robins

Well, first of all, um, they’ve done a tremendous job, uh, and they were actually, um, prior to sports betting launching in New Jersey, they were number one in market, uh, in the iGaming, um, sector, which is pretty remarkable. There were probably, you know, 15-20 companies. Obviously the sports betting world has exploded and now with all the cross-sell, um, you know, they're not quite there anymore, but, uh, they definitely have a really strong brand that resonates, um, and it resonates with a different segment of the audience than DraftKings. DraftKings’ customer base, as we sort of compared our demographics to theirs is quite different. Um, and so, you know, it really felt like this was a way for us to, uh, be able to get, you know, an incremental segment of the audience that we were having, you know, not as much success reaching with the DraftKings brand today.

They have a great team, um, really excited about the people that are coming over and, um, really looking forward to working with them. And of course you got Tillman who, um, you know, is, uh, not only an incredibly smart guy and strategic guy. He’s an incredibly successful entrepreneur, he also owns the Golden Nugget brick-and-mortar casino. He owns a Landry's restaurant conglomerate. He owns the Houston Rockets. And as part of this deal, we were able to get a commercial relationship with all those entities. And those are all really good partners to have between the database access, the access to having marketing and signage and the brick-and-mortar settings. The Rockets obviously are, you know, in a very large metropolitan area in a very large state and are a very popular team. Um, so a lot of things to like, even outside of the Golden Nugget Online Gaming asset itself, which of course we're very excited about.

Eben Novy-Williams

What’s a bigger opportunity for you guys long-term? Is it sports betting or is it iGaming, do you think?

Jason Robins

Well, uh, I think a lot of that, it depends on legislation and, you know, obviously sports betting has caught on a little bit faster in legislative chambers across the country than iGaming has, but there's no doubt that, you know, once legalized, iGaming is a bigger market, um, I think the numbers prove that out and all the different places that, that have launched both. Um, there's four states now and Connecticut's on its way to the fifth that have launched both. And I think it's pretty clear, uh, you know, looking at the market and even looking at our numbers that the iGaming, uh, revenue opportunity is bigger.

Scott Soshnick

I'm fascinated by the demographics. You mentioned in that acquisition, you had different customer base. You skew male or, you know, DraftKings skewed male. Yet iGaming it, it was more female, which I scratched my head because sports fans, we hear it all the time from whether it's the NBA, the NFL, oh, 50% of our fans are female. Why were you not capturing that audience? And what do you do to capture them outside of go get them another way, which is to spend $1.56 billion on a company?

Jason Robins

Well, I think part of it, yeah, is that, um, you know, sports betters by nature are more heavily male, um, whether it's DraftKings or anybody. Um, and you know, it's not true in iGaming. Golden Nuggets’ database is roughly 50–50 male–female. Um, so I think that's a difference. Uh, our average customer age is a bit younger, early thirties. Um, theirs this, you know, a little bit older than that, which again, I think is it just a function of sort of how we build out our initial brand and our customer base. It was in a new product, Daily Fantasy Sports, and products that are new tend to have a younger audience, younger generations adopting them a bit faster. Um, it was something that the world hadn't seen before. Uh, whereas, you know, traditional casino games have had a long, long time to build audiences, um, that, you know, over time have aged. And so naturally it makes sense that the online casino audience is going to be on average a bit older than the daily fantasy audience, which is what we initially built, uh, and where a lot of our cross-sell into sports betting and iGaming has come from.

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Filings with the SEC

DraftKings Inc. (“DraftKings”) plans to file a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the transaction. The Form S-4 will contain an exchange offer prospectus and other documents. Golden Nugget Online Gaming, Inc. (“GNOG”) plans to mail the information statement/prospectus contained in the Form S-4 to its stockholders. The Form S-4 and information statement/prospectus will contain important information about DraftKings, GNOG, the merger and related matters. Investors and stockholders should read the information statement/prospectus and the other documents filed with the US SEC in connection with the merger carefully before they make any decision with respect to the merger. A copy of the merger agreement with respect to the merger has been filed by GNOG as an exhibit to its Form 8-K dated August 9, 2021. The Form S-4, the information statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC’s web site at www.sec.gov. Copies of documents filed with the SEC by DraftKings will be made available free of charge on DraftKings’ investor relations website at https://draftkings.gcs-web.com. Copies of documents filed with the SEC by GNOG will be made available free of charge on GNOG’s investor relations website at https://gnoginc.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Note Regarding Forward Looking Statements

Information set forth in this communication including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction (the “Transaction”) between DraftKings Inc. (“DraftKings”) and Golden Nugget Online Gaming, Inc. (“GNOG”) may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of DraftKings and GNOG, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These forward-looking statements include, without limitation, DraftKings’s and GNOG’s expectations with respect to future performance and anticipated financial impacts of the Transaction, the satisfaction of the closing conditions to the Transaction and the timing of the completion of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside DraftKings’ and GNOG’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against DraftKings and GNOG regarding the Transaction; (2) the inability to complete the Transaction, including due to failure to obtain approval of the stockholders of DraftKings or GNOG, approvals or other determinations from certain gaming regulatory authorities, or other conditions to closing the Transaction; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of New DraftKings Class A Common Stock on NASDAQ following the Transaction; (5) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (6) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Transaction; (8) changes in applicable laws or regulations, particularly with respect to gaming, gambling, sportsbooks, fantasy sports and other similar businesses; (9) the possibility that DraftKings, GNOG or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) market and supply chain disruptions due to the COVID-19 outbreak or other epidemics, pandemics or similar public health events; and (11) other risks and uncertainties indicated from time to time in the information statement/prospectus relating to the Transaction, including those under “Risk Factors” in DraftKings’ and GNOG’s filings with the SEC. DraftKings cautions that the foregoing list of factors is not exclusive. Draftkings cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Draftkings' filings with the SEC. Draftkings does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.